Exhibit 99.1

Luckin Coffee Announces Third Quarter 2025 Financial Results

Net Revenues Increased by 50.2% Year-over-Year to RMB15.3 Billion

Average Monthly Transacting Customers Reached a Record High of 112.3 Million

3,008 Net New Store Openings; Ended Quarter with 29,214 Stores

BEIJING, November 17, 2025 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended September 30, 2025.

THIRD QUARTER 2025 HIGHLIGHTS1

•	Total net revenues were RMB15,287.1 million (US$2,143.2 million), representing a 50.2% year-over-year increase.

•	Net new store openings were 3,008, comprising 2,979 stores in China (including Hong Kong), 5 stores in Singapore, 21 stores in Malaysia and 3 stores in the U.S. Total number of stores increased to 29,214 at the third quarter end, comprising 18,882 self-operated stores and 10,332 partnership stores, which represented a store unit growth of 11.5% from the total store count as of the end of the second quarter of 2025.

•	Average monthly transacting customers reached a record high of 112.3 million, representing a 40.6% year-over-year increase.

•	Revenues from self-operated stores were RMB11,080.3 million (US$1,553.4 million), representing a 47.7% year-over-year increase.

•	Same-store sales growth for self-operated stores was 14.4%, significantly improved from negative 13.1% in the same quarter of 2024.

•	Store level operating profit - self-operated stores was RMB1,941.2 million (US$272.1 million), representing a 10.2% year-over-year increase. Store level operating margin was 17.5%, compared to 23.5% in the same quarter of 2024.

•	Revenues from partnership stores were RMB3,798.9 million (US$532.6 million), representing a 62.3% year-over-year increase.

•	GAAP operating income was RMB1,776.6 million (US$249.1 million), representing a 12.9% year-over-year increase. GAAP operating margin was 11.6%, compared to 15.5% in the same quarter of 2024. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB1,925.7 million (US$270.0 million), representing a 15.2% year-over-year increase. Non-GAAP operating margin was 12.6%, compared to 16.4% in the same quarter of 2024.

Dr. Jinyi Guo, Co-founder and CEO of Luckin Coffee, said, “Our scale-driven strategy continued to yield strong results. We sustained robust revenue growth momentum through the third quarter, alongside another double-digit increase in self-operated same-store sales. Our expanding store network has enhanced our fulfilment capabilities, enabling us to capture rising customer demand and achieve a major milestone of surpassing 100 million average monthly transacting customers for the first time. These achievements further reinforced our competitive edge and market leadership. Looking ahead, we remain committed to product innovation and brand equity enhancement. Our value propositions of high quality, affordability, and convenience form the cornerstone of our continued customer base expansion, which is a key driver of Luckin Coffee’s long-term sustainable growth.”

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

THIRD QUARTER 2025 FINANCIAL RESULTS

Total net revenues were RMB15,287.1 million (US$2,143.2 million), representing an increase of 50.2% from RMB10,180.8 million in the same quarter of 2024. Net revenues growth was primarily driven by a 48.1% year-over-year increase in GMV, which reached RMB17.3 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

•	Revenues from product sales were RMB11,488.3 million (US$1,610.6 million), representing an increase of 46.5% from RMB7,839.5 million in the same quarter of 2024.

•	Net revenues from freshly brewed drinks increased to RMB10,632.9 million (US$1,490.7 million) from RMB7,210.8 million in the same quarter of 2024. This revenue stream accounted for 69.6% of total net revenues, compared to 70.8% in the same quarter of 2024.

•	Net revenues from other products increased to RMB622.5 million (US$87.3 million) from RMB476.9 million in the same quarter of 2024. This revenue stream accounted for 4.1% of total net revenues, compared to 4.7% in the same quarter of 2024.

•	Net revenues from others increased to RMB232.9 million (US$32.7 million) from RMB151.8 million in the same quarter of 2024. This revenue stream accounted for 1.4% of total net revenues, compared to 1.5% in the same quarter of 2024.

•	Revenues from partnership stores were RMB3,798.9 million (US$532.6 million), representing an increase of 62.3% from RMB2,341.3 million in the same quarter of 2024. This revenue stream accounted for 24.9% of total net revenues, compared to 23.0% in the same quarter of 2024. Revenues from partnership stores included sales of materials of RMB2,023.5 million (US$283.7 million), delivery service fees of RMB866.5 million (US$121.5 million), profit sharing and royalty fee of RMB580.2 million (US$81.3 million), sales of equipment of RMB308.7 million (US$43.3 million), and franchise and other service fees of RMB19.9 million (US$2.8 million).

Total operating expenses were RMB13,510.6 million (US$1,894.1 million), representing an increase of 57.0% from RMB8,607.8 million in the same quarter of 2024. The increase primarily resulted from the Company’s business expansion. Operating expenses as a percentage of net revenues was 88.4%, compared to 84.5% in the same quarter of 2024. The ratio increase was primarily attributable to the rise in delivery expenses as a percentage of net revenues due to the surge in third-quarter delivery orders, partially offset by the lower cost of materials and store-related expenses as percentages of net revenues thanks to the Company’s supply chain strength and refined operations.

•	Cost of materials were RMB5,539.9 million (US$776.7 million), representing an increase of 40.6% from RMB3,939.9 million in the same quarter of 2024. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials to partnership stores.

•	Store rental and other operating costs were RMB3,097.1 million (US$434.2 million), representing an increase of 35.5% from RMB2,284.9 million in the same quarter of 2024. The increase mainly resulted from the increased number of stores and items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.

•	Depreciation and amortization expenses were RMB410.0 million (US$57.5 million), representing an increase of 32.4% from RMB309.7 million in the same quarter of 2024. The increase was mainly due to increases in (i) amortization of leasehold improvements for the stores and (ii) depreciation expenses of additional equipment put into use in new stores.

•	Delivery expenses were RMB2,889.2 million (US$405.1 million), representing an increase of 211.4% from RMB927.7 million in the same quarter of 2024. The significant increase was mainly driven by the surge in delivery volumes, especially from the third-party food delivery platforms.

•	Sales and marketing expenses were RMB751.2 million (US$105.3 million), representing an increase of 27.5% from RMB589.0 million in the same quarter of 2024. The increase was mainly driven by increases in commissions to the third-party food delivery and live streaming platforms, partially offset by the decrease of advertising and other promotion expenses. Sales and marketing expenses as a percentage of total net revenues was 4.9%, decreased from 5.8% in the same quarter of 2024.

•	General and administrative expenses were RMB793.4 million (US$111.2 million), representing an increase of 24.6% from RMB636.6 million in the same quarter of 2024. The increase was mainly driven by increases in (i) payroll costs for general and administrative staff, (ii) share-based compensation for management and employees, and (iii) research and development expenses. General and administrative expenses as a percentage of total net revenues was 5.2%, decreased from 6.3% in the same quarter of 2024.

•	Store preopening and other expenses were RMB27.4 million (US$3.8 million), representing an increase of 103.7% from RMB13.5 million in the same quarter of 2024, mainly due to more stores preparing to be opened compared to the same quarter of 2024. Store preopening and other expenses as a percentage of total net revenues was 0.2%, compared to 0.1% of total net revenues in the same quarter of 2024.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB2.3 million (US$0.3 million), compared to negative RMB102.5 million in the same quarter of 2024.

•	Store level operating margin - self-operated stores was 17.5%, compared to 23.5% in the same quarter of 2024.

GAAP operating income was RMB1,776.6 million (US$249.1 million), representing an increase of 12.9% from RMB1,573.0 million in the same quarter of 2024. GAAP operating margin was 11.6%, compared to 15.5% in the same quarter of 2024. Non-GAAP operating income was RMB1,925.7 million (US$270.0 million), representing an increase of 15.2% from RMB1,671.2 million in the same quarter of 2024. Non-GAAP operating margin was 12.6%, compared to 16.4% in the same quarter of 2024. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB560.1 million (US$78.5 million), compared to RMB356.6 million in the same quarter of 2024. The significant increase was mainly due to the increased profits earned in this quarter.

Net income was RMB1,278.3 million (US$179.2 million), compared to RMB1,314.3 million in the same quarter of 2024. Net margin was 8.4%, compared to 12.9% in the same quarter of 2024. Non-GAAP net income was RMB1,421.4 million (US$199.3 million), compared to RMB1,412.5 million in the same quarter of 2024. Non-GAAP net margin was 9.3%, compared to 13.9% in the same quarter of 2024.

Basic and diluted net income per ADS was RMB4.00 (US$0.56) and RMB3.92 (US$0.56), respectively, compared to RMB4.16 and RMB4.16 in the same quarter of 2024, respectively.

Non-GAAP basic and diluted net income per ADS was RMB4.40 (US$0.64) and RMB4.40 (US$0.64), respectively, compared to RMB4.40 and RMB4.40 in the same quarter of 2024, respectively.

Net cash provided by operating activities was RMB2,069.2 million (US$290.1 million), compared to RMB1,316.1 million in the same quarter of 2024.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB9,347.8 million (US$1,310.5 million) as of September 30, 2025, compared to RMB5,934.2 million as of December 31, 2024.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2024	2024	2024	2024	2025	2025	2025
Total stores	18,590	19,961	21,343	22,340	24,097	26,206	29,214
Self-operated stores	12,199	13,056	13,936	14,591	15,598	16,968	18,882
Partnership stores	6,391	6,905	7,407	7,749	8,499	9,238	10,332
Same-store sales growth for self-operated stores	(20.3)%	(20.9)%	(13.1)%	(3.4)%	8.1%	13.4%	14.4%
Average monthly transacting customers (in thousands)	59,914	69,689	79,846	77,766	74,272	91,697	112,295

KEY DEFINITIONS

•	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores.

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, e-commerce, offline sales and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing and royalty fees, franchise and other services from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.

•	Store level operating margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income. Comparative figures were also adjusted accordingly.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items. From the fourth quarter of 2024, the Company added income tax effects of GAAP to non-GAAP reconciling items when reconciling adjustments from GAAP to Non-GAAP net income attributable to the Company’s ordinary shareholders. Comparative figures were also adjusted accordingly.

•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADS. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.1328 to US$1.00, the exchange rate on September 26, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Monday, November 17, 2025, at 8:00 am Eastern Time (or Monday, November 17, 2025, at 9:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	1129169

The replay will be accessible through November 24, 2025, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	6663040

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2024

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2025

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	September 30, 2025 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,362,309	2,178,198	305,378
Restricted cash	3,781	5,584	783
Term deposit - current	1,127,541	3,522,526	493,849
Short-term investment, net	250,000	2,879,000	403,628
Accounts receivable, net	111,251	161,851	22,691
Receivables from online payment platforms	438,458	583,546	81,812
Inventories, net	2,500,205	3,060,275	429,043
Prepaid expenses and other current assets, net	1,938,054	2,266,553	317,765
Total current assets	10,731,599	14,657,533	2,054,949

Non-current assets:
Property and equipment, net	5,065,903	5,867,594	822,621
Restricted cash	40,595	62,469	8,758
Term deposit - non-current	150,000	700,000	98,138
Other non-current assets, net	929,165	984,850	138,073
Deferred tax assets, net	271,601	198,332	27,806
Operating lease, right-of-use assets	5,937,063	7,205,863	1,010,243
Total non-current assets	12,394,327	15,019,108	2,105,639
TOTAL ASSETS	23,125,926	29,676,641	4,160,588

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	300,000	-	-
Accounts payable	738,677	1,209,391	169,553
Accrued expenses and other liabilities	3,034,205	4,524,334	634,300
Deferred revenues	153,248	151,472	21,239
Payable for equity litigants settlement	119,560	116,853	16,382
Operating lease liabilities	2,343,387	2,829,976	396,755
Total current liabilities	6,689,077	8,832,026	1,238,229

Non-current liabilities:
Long-term bank borrowings	33,600	-	-
Deferred tax liabilities	-	286,030	40,101
Operating lease liabilities	3,330,529	4,027,649	564,666
Total non-current liabilities	3,364,129	4,313,679	604,767
Total liabilities	10,053,206	13,145,705	1,842,996

Commitments and contingencies

Mezzanine equity
Convertible senior preferred shares	1,514,660	1,514,660	212,351

Shareholders’ equity:
Class A Ordinary shares	24	24	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	16,705,240	17,136,003	2,402,423
Statutory reserves	368,046	198,266	27,796
Accumulated deficits	(5,953,788)	(2,701,816)	(378,788)
Accumulated other comprehensive income	438,536	383,797	53,807
Total Company’s ordinary shareholders’ equity	11,558,060	15,016,276	2,105,241
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	23,125,926	29,676,641	4,160,588

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	7,839,479	11,488,260	1,610,624	19,162,032	27,764,284	3,892,481
Revenues from partnership stores	2,341,287	3,798,852	532,589	5,699,505	8,746,978	1,226,304
Total net revenues	10,180,766	15,287,112	2,143,213	24,861,537	36,511,262	5,118,785

Cost of materials	(3,939,915)	(5,539,919)	(776,682)	(10,248,842)	(13,675,678)	(1,917,294)
Store rental and other operating costs	(2,284,889)	(3,097,088)	(434,204)	(6,168,379)	(8,091,301)	(1,134,379)
Depreciation and amortization expenses	(309,704)	(409,964)	(57,476)	(858,215)	(1,123,074)	(157,452)
Delivery expenses	(927,693)	(2,889,182)	(405,056)	(1,982,406)	(5,247,879)	(735,739)
Sales and marketing expenses	(588,987)	(751,239)	(105,322)	(1,347,412)	(1,840,153)	(257,985)
General and administrative expenses	(636,645)	(793,449)	(111,239)	(1,782,892)	(2,210,822)	(309,951)
Store preopening and other expenses	(13,466)	(27,428)	(3,845)	(55,976)	(59,756)	(8,378)
Impairment loss of long-lived assets	(8,925)	-	-	(8,925)	(5,509)	(772)
Losses and expenses related to Fabricated Transactions and Restructuring	102,454	(2,289)	(321)	153,821	(5,596)	(785)
Total operating expenses	(8,607,770)	(13,510,558)	(1,894,145)	(22,299,226)	(32,259,768)	(4,522,735)
Operating income	1,572,996	1,776,554	249,068	2,562,311	4,251,494	596,050

Interest and investment income	25,153	54,134	7,589	54,738	133,326	18,692
Interest and financing expenses	(1,918)	-	-	(2,007)	(125)	(18)
Foreign exchange gain/(loss), net	68,090	(2,707)	(380)	38,882	(12,797)	(1,794)
Other income, net	6,578	10,476	1,469	73,956	59,824	8,387

Net income before income taxes	1,670,899	1,838,457	257,746	2,727,880	4,431,722	621,317
Income tax expense	(356,615)	(560,133)	(78,529)	(622,862)	(1,349,530)	(189,201)
Net income	1,314,284	1,278,324	179,217	2,105,018	3,082,192	432,116
Net income attributable to the Company’s ordinary shareholders	1,314,284	1,278,324	179,217	2,105,018	3,082,192	432,116

Net income per share:
Basic	0.52	0.50	0.07	0.83	1.20	0.17
Diluted	0.52	0.49	0.07	0.83	1.19	0.17
Net income per ADS:
Basic*	4.16	4.00	0.56	6.64	9.60	1.36
Diluted*	4.16	3.92	0.56	6.64	9.52	1.36

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,545,551,167	2,564,658,430	2,564,658,430	2,545,551,167	2,564,658,441	2,564,658,441
Diluted	2,549,360,432	2,586,724,800	2,586,724,800	2,548,436,166	2,584,194,116	2,584,194,116

Net income	1,314,284	1,278,324	179,217	2,105,018	3,082,192	432,116
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(90,996)	(17,645)	(2,474)	(61,843)	(54,739)	(7,674)
Total comprehensive income	1,223,288	1,260,679	176,743	2,043,175	3,027,453	424,442
Total comprehensive income attributable to the Company’s ordinary shareholders	1,223,288	1,260,679	176,743	2,043,175	3,027,453	424,442

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

CHANGES IN INVENTORY ACCOUNTING

Effective from July 1, 2025, the Company elected to change its method of accounting for certain of its inventories, primarily coffee beans produced in its roasting factories, from the weighted average method to the specific identification method, specifically, the by-batch method. The Company believes the by-batch method of accounting for coffee bean inventory in its roasting factories is preferable because this method: (i) better aligns the accounting records with the physical flow of inventories; (ii)  better reflects the current cost of assets; and (iii) better represents how the management assesses the performances of different business units and better supports them to make strategic decisions. The effects of the change in accounting method have been retrospectively applied to all periods presented in all sections of this press release on Form 6-K.

The following financial statement line items within the accompanying unaudited interim 2024 and 2025 quarterly condensed consolidated financial statements were adjusted as follows, with all amounts presented in thousands of RMB, except for per share data:

	For the three months ended September 30, 2025			For the three months ended September 30, 2024
	As Calculated (Weighted average method)	As Reported (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of materials	(5,528,624)	(5,539,919)	(11,295)	(3,955,439)	(3,939,915)	15,524
Total operating expenses	(13,499,263)	(13,510,558)	(11,295)	(8,623,294)	(8,607,770)	15,524
Operating income	1,787,849	1,776,554	(11,295)	1,557,472	1,572,996	15,524
Net income before income taxes	1,849,752	1,838,457	(11,295)	1,655,375	1,670,899	15,524
Income tax expense	(562,957)	(560,133)	2,824	(352,734)	(356,615)	(3,881)
Net income	1,286,795	1,278,324	(8,471)	1,302,641	1,314,284	11,643
Net income attributable to the Company’s ordinary shareholders	1,286,795	1,278,324	(8,471)	1,302,641	1,314,284	11,643
Net income per share:
Basic	0.50	0.50	0.00	0.51	0.52	0.01
Diluted	0.50	0.49	(0.01)	0.51	0.52	0.01
Net income per ADS:
Basic	4.00	4.00	0.00	4.08	4.16	0.08
Diluted	4.00	3.92	(0.08)	4.08	4.16	0.08

Net income	1,286,795	1,278,324	(8,471)	1,302,641	1,314,284	11,643
Total comprehensive income	1,269,150	1,260,679	(8,471)	1,211,645	1,223,288	11,643
Total comprehensive income attributable to the Company’s ordinary shareholders	1,269,150	1,260,679	(8,471)	1,211,645	1,223,288	11,643

	For the nine months ended September 30, 2025			For the nine months ended September 30, 2024
	As Calculated (Weighted average method)	As Reported (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of materials	(13,702,071)	(13,675,678)	26,393	(10,268,106)	(10,248,842)	19,264
Total operating expenses	(32,286,161)	(32,259,768)	26,393	(22,318,490)	(22,299,226)	19,264
Operating income	4,225,101	4,251,494	26,393	2,543,047	2,562,311	19,264
Net income before income taxes	4,405,329	4,431,722	26,393	2,708,616	2,727,880	19,264
Income tax expense	(1,342,932)	(1,349,530)	(6,598)	(618,046)	(622,862)	(4,816)
Net income	3,062,397	3,082,192	19,795	2,090,570	2,105,018	14,448
Net income attributable to the Company’s ordinary shareholders	3,062,397	3,082,192	19,795	2,090,570	2,105,018	14,448
Net income per share:
Basic	1.19	1.20	0.01	0.82	0.83	0.01
Diluted	1.19	1.19	0.00	0.82	0.83	0.01
Net income per ADS:
Basic	9.52	9.60	0.08	6.56	6.64	0.08
Diluted	9.52	9.52	0.00	6.56	6.64	0.08

Net income	3,062,397	3,082,192	19,795	2,090,570	2,105,018	14,448
Total comprehensive income	3,007,658	3,027,453	19,795	2,028,727	2,043,175	14,448
Total comprehensive income attributable to the Company’s ordinary shareholders	3,007,658	3,027,453	19,795	2,028,727	2,043,175	14,448

10

	For the three months ended June 30, 2025			For the three months ended June 30, 2024
	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of materials	(4,600,451)	(4,560,806)	39,645	(3,368,237)	(3,366,507)	1,730
Total operating expenses	(10,658,655)	(10,619,010)	39,645	(7,351,946)	(7,350,216)	1,730
Operating income	1,700,084	1,739,729	39,645	1,050,682	1,052,412	1,730
Net income before income taxes	1,780,482	1,820,127	39,645	1,104,279	1,106,009	1,730
Income tax expense	(529,938)	(539,849)	(9,911)	(233,176)	(233,609)	(433)
Net income	1,250,544	1,280,278	29,734	871,103	872,400	1,297
Net income attributable to the Company’s ordinary shareholders	1,250,544	1,280,278	29,734	871,103	872,400	1,297
Net income per share:
Basic	0.49	0.50	0.01	0.34	0.34	0.00
Diluted	0.49	0.50	0.01	0.34	0.34	0.00
Net income per ADS:
Basic	3.92	4.00	0.08	2.72	2.72	0.00
Diluted	3.92	4.00	0.08	2.72	2.72	0.00

Net income	1,250,544	1,280,278	29,734	871,103	872,400	1,297
Total comprehensive income	1,226,107	1,255,841	29,734	888,502	889,799	1,297
Total comprehensive income attributable to the Company’s ordinary shareholders	1,226,107	1,255,841	29,734	888,502	889,799	1,297

	For the six months ended June 30, 2025			For the six months ended June 30, 2024
	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of materials	(8,173,447)	(8,135,759)	37,688	(6,312,667)	(6,308,927)	3,740
Total operating expenses	(18,786,898)	(18,749,210)	37,688	(13,695,196)	(13,691,456)	3,740
Operating income	2,437,252	2,474,940	37,688	985,575	989,315	3,740
Net income before income taxes	2,555,577	2,593,265	37,688	1,053,241	1,056,981	3,740
Income tax expense	(779,975)	(789,397)	(9,422)	(265,312)	(266,247)	(935)
Net income	1,775,602	1,803,868	28,266	787,929	790,734	2,805
Net income attributable to the Company’s ordinary shareholders	1,775,602	1,803,868	28,266	787,929	790,734	2,805
Net income per share:
Basic	0.69	0.70	0.01	0.31	0.31	0.00
Diluted	0.69	0.70	0.01	0.31	0.31	0.00
Net income per ADS:
Basic	5.52	5.60	0.08	2.48	2.48	0.00
Diluted	5.52	5.60	0.08	2.48	2.48	0.00

Net income	1,775,602	1,803,868	28,266	787,929	790,734	2,805
Total comprehensive income	1,738,508	1,766,774	28,266	817,082	819,887	2,805
Total comprehensive income attributable to the Company’s ordinary shareholders	1,738,508	1,766,774	28,266	817,082	819,887	2,805

11

	For the three months ended March 31, 2025			For the three months ended March 31, 2024
	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of materials	(3,572,996)	(3,574,953)	(1,957)	(2,944,430)	(2,942,420)	2,010
Total operating expenses	(8,128,243)	(8,130,200)	(1,957)	(6,343,250)	(6,341,240)	2,010
Operating income/(loss)	737,168	735,211	(1,957)	(65,107)	(63,097)	2,010
Net income/(loss) before income taxes	775,095	773,138	(1,957)	(51,038)	(49,028)	2,010
Income tax expense	(250,037)	(249,548)	489	(32,136)	(32,638)	(502)
Net income/(loss)	525,058	523,590	(1,468)	(83,174)	(81,666)	1,508
Net income/(loss) attributable to the Company’s ordinary shareholders	525,058	523,590	(1,468)	(83,174)	(81,666)	1,508
Net income/(loss) per share:
Basic	0.20	0.20	0.00	(0.03)	(0.03)	0.00
Diluted	0.20	0.20	0.00	(0.03)	(0.03)	0.00
Net income/(loss) per ADS:
Basic	1.60	1.60	0.00	(0.24)	(0.24)	0.00
Diluted	1.60	1.60	0.00	(0.24)	(0.24)	0.00

Net income/(loss)	525,058	523,590	(1,468)	(83,174)	(81,666)	1,508
Total comprehensive income/(loss)	512,401	510,933	(1,468)	(71,420)	(69,912)	1,508
Total comprehensive income/(loss) attributable to the Company’s ordinary shareholders	512,401	510,933	(1,468)	(71,420)	(69,912)	1,508

	As of September 30, 2025			As of December 31, 2024
	As Calculated (Weighted average method)	As Reported (Specific identification method)	Effect of Change	As Previously Reported (Weighted average method)	As Adjusted (Specific identification method)	Effect of Change
	RMB	RMB	RMB	RMB	RMB	RMB
Inventories, net	3,007,068	3,060,275	53,207	2,473,393	2,500,205	26,812
Total current assets	14,604,326	14,657,533	53,207	10,704,787	10,731,599	26,812
Total Assets	29,623,434	29,676,641	53,207	23,099,114	23,125,926	26,812
Accrued expenses and other liabilities	4,511,032	4,524,334	13,302	3,027,503	3,034,205	6,702
Total current liabilities	8,818,724	8,832,026	13,302	6,682,375	6,689,077	6,702
Total liabilities	13,132,403	13,145,705	13,302	10,046,504	10,053,206	6,702
Statutory reserves	196,147	198,266	2,119	365,927	368,046	2,119
Accumulated deficits	(2,739,602)	(2,701,816)	37,786	(5,971,779)	(5,953,788)	17,991
Total Company’s ordinary shareholders’ equity	14,976,371	15,016,276	39,905	11,537,950	11,558,060	20,110
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	29,623,434	29,676,641	53,207	23,099,114	23,125,926	26,812

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LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,316,141	2,069,201	290,097	2,600,897	5,526,280	774,770
Net cash used in investing activities	(988,308)	(3,750,368)	(525,792)	(2,097,443)	(7,339,419)	(1,028,967)
Net cash provided by/(used in) financing activities	-	-	-	300,000	(333,600)	(46,770)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	1,642	2,936	412	5,695	(13,695)	(1,920)
Net increase/(decrease) in cash and cash equivalents and restricted cash	329,475	(1,678,231)	(235,283)	809,149	(2,160,434)	(302,887)
Cash and cash equivalents and restricted cash at beginning of period	3,518,317	3,924,482	550,202	3,038,643	4,406,685	617,806
Cash and cash equivalents and restricted cash at end of period	3,847,792	2,246,251	314,919	3,847,792	2,246,251	314,919

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LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	1,572,996	1,776,554	249,068	2,562,311	4,251,494	596,050
Adjusted for:
Share-based compensation expenses	98,172	149,139	20,910	268,188	430,760	60,391
Non-GAAP operating income	1,671,168	1,925,693	269,978	2,830,499	4,682,254	656,441

B. Non-GAAP net income
Net income	1,314,284	1,278,324	179,217	2,105,018	3,082,192	432,116
Adjusted for:
Share-based compensation expenses	98,172	149,139	20,910	268,188	430,760	60,391
Income tax effects of GAAP to non-GAAP reconciling items	-	(6,030)	(845)	-	(15,225)	(2,134)
Non-GAAP net income*	1,412,456	1,421,433	199,282	2,373,206	3,497,727	490,373

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,545,551,167	2,564,658,430	2,564,658,430	2,545,551,167	2,564,658,441	2,564,658,441
Diluted	2,549,360,432	2,586,724,800	2,586,724,800	2,548,436,166	2,584,194,116	2,584,194,116

Non-GAAP net income per share:
Basic	0.55	0.55	0.08	0.93	1.36	0.19
Diluted	0.55	0.55	0.08	0.93	1.35	0.19

Non-GAAP net income per ADS:
Basic*	4.40	4.40	0.64	7.44	10.88	1.52
Diluted*	4.40	4.40	0.64	7.44	10.80	1.52

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

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